June 25, 2015

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:  Ronald E. Alper

Re:                             Natera, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 22, 2015
File No. 333-204622

Dear Mr. Alper:

On behalf of Natera, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by a letter dated June 23, 2015 relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed on June 22, 2015 (“Amendment No. 1”).

On behalf of the Company, we are also filing the Company’s Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery this letter and four marked copies of Amendment No. 3 (against Amendment No. 1).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 3.

General

1.                            We note that your amended and restated certificate of incorporation contains an exclusive forum provision.  In an appropriate location in the prospectus, please disclose the existence of this provision and its effect on investors.

In response to the Staff’s comment, the Company has revised its disclosure on pages 56 and 162 to disclose the existence of an exclusive forum provision in its amended and restated certificate of incorporation and such provision’s effect on investors.

Securities and Exchange Commission

June 25, 2015

2.                            We note that you are missing Exhibit A, proprietary information and inventions agreement, to Exhibits 10.15 and 10.17 and that you are missing Appendix B, prior matters, to Exhibit 10.16.

In response to the Staff’s comment, the Company has re-filed Exhibits 10.15 and 10.17 to include Exhibit A, proprietary information and inventions agreement, and Exhibit 10.16 to include Appendix B, prior matters.

* * * * *

Securities and Exchange Commission

June 25, 2015

Please contact me or, in my absence, John F. Dietz, at (650) 321-2400, if you have any questions about this confidential submission.

Sincerely yours,

/s/ Richard C. Blake

Richard C. Blake
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:                                Herm Rosenman
Daniel Rabinowitz, Esq.
Josh Leichter, Esq.
Natera, Inc.

Robert V. Gunderson, Jr., Esq.

John F. Dietz, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Alan F. Denenberg, Esq.

Davis Polk & Wardwell LLP

Joseph A. Muscat

Ernst & Young LLP